(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER 0-28191
CUSIP NUMBER 296643109

For Period Ended: June 30, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Securities and Exchange Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

eSpeed, Inc.

Full name of Registrant

not applicable

Former name if applicable

110 East 59th Street

Address of principal executive office (Street and Number)

New York, NY 10022

City, state and zip code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On August 8, 2007, eSpeed, Inc. (the “Registrant”) indicated that it has been undergoing an evaluation of its accounting policy covering a portion of the development and maintenance of related party software covered under the Joint Services Agreement (“JSA”) with Cantor Fitzgerald, L.P. The accounting policy under review has been consistently applied since the inception of the Company in 1999. Such review may require the Registrant to restate its financial statements for the fiscal years 2002 through 2006 and for the first quarter ended March 31, 2007.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Frank V. Saracino (Name)	212 (Area Code)	829-4740 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Potential Adjustments to be Presented

The following discussion describes the potential adjustments if the result of the review described in Part III results in revenue reported in prior periods being restated:

The effect of this potential adjustment may result in a non-cash charge to earnings of no more than $4 million spread over the period from 2002 through June 30, 2007. The Company expects that deferred income recorded through this adjustment would be recognized upon closing of its proposed merger with BGC Partners, Inc. and its affiliates and the related termination of the JSA.

eSpeed, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 10, 2007	By:	/s/ Frank V. Saracino
Frank V. Saracino
Interim Chief Accounting Officer